Exhibit 99.1

CCH Holdings Ltd Announces Initial Closing of US$2.5 Million Convertible Promissory
Note and Warrant Offering

BUKIT MERTAJAM, MALAYSIA, July 31, 2026 (GLOBE NEWSWIRE) -- CCH Holdings Ltd (Nasdaq: CCHH) (the “Company” or “CCH”), a Malaysia-based specialty hotpot restaurant chain, today announced the initial closing of an offering of a convertible promissory note in the principal amount of $1,250,000 (the “Note”) convertible into Class A ordinary shares of the Company, par value $0.00001 per share (“Shares”) and accompanying warrants (the “Warrants”) for aggregate gross proceeds of $1,150,000 as to the initial closing. The Warrants entitle the Holder to purchase up to a certain number of Class A ordinary shares equal to $500,000 divided by the daily VWAP of the Shares on the date prior to the initial Closing, at an initial exercise price equal to 150% of the initial fixed conversion price of the Note.

The Note and Warrants were offered in a private offering to an institutional investor (the “Investor”) pursuant to a Securities Purchase Agreement (the “Purchase Agreement”). The Purchase Agreement provides for a subsequent closing of an additional $1,250,000 of principal amount of Note in exchange for an additional $1,150,000 of gross proceeds, subject to an additional discount equal to $115,000 in reduction of gross proceeds or in Class A ordinary shares as the Company may elect, to occur upon effectiveness of a resale registration statement for the Shares underlying the Note, subject to certain terms and conditions.

Concurrently, the Company and the Investor also entered into a Registration Rights Agreement, which stipulates that the Company will file a registration statement on Form F-1 or F-3, or any successor form with the U.S. Securities and Exchange Commission (SEC) within 15 business days upon the closing, which will cover the resale of Shares issuable upon conversion of the Note and exercise of the Warrants.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About CCH Holdings Ltd

CCHH (Nasdaq: CCHH) is a Nasdaq-listed company primarily engaged in Chicken Claypot and restaurant franchise operations. Building on its operating base and regional business network, the Company is pursuing strategic diversification opportunities in technology infrastructure, including technical consulting services and maintenance services solution for data center projects, with a particular focus on Southeast Asian markets. CCHH aims to develop a dual-engine growth model combining stable restaurant franchise operations with high-potential digital infrastructure business opportunities.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; and actions by third parties, including government agencies; the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the specialty hotpot market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

CCH Holdings Ltd

Investor Relations

Email: cch_ir@cchasia.com.my